FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September 2008

STAR BULK CARRIERS CORP.

(Translation of registrant's name into English)

Star Bulk Carriers Corp.
Aethrion Center, Suite B-34
40 Ag. Konstantinou
Maroussi 15124
Athens, Greece

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F |_|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes |_| No |X|


INFORMATION CONTAINED IN THIS FORM 6-K REPORT

EXHIBIT 1

Star Bulk Carriers Corp. To Present At The Dahlman Rose And Jefferies Conferences In New York City

ATHENS, GREECE, September 9, 2008 – Star Bulk Carriers Corp. (the “Company” or “Star Bulk”) (NASDAQ: SBLK), a global shipping company focusing on transportation of dry bulk cargoes, today announced that members of its management team will be presenting at the Dahlman Rose & Co. 1st Annual Global Transportation Conference on Wednesday, September 10, 2008 at 9:30 am EDT and at the Jefferies 5th Annual Shipping, Logistics and Offshore Services Conference on Tuesday, September 16, 2008 at 8:30 am EDT to be held in New York City.

A PDF version of both slide presentations will be available in the Investor Relations section of Star Bulk Carriers Corp. website at www.starbulk.com.

About Star Bulk

Star Bulk is a global shipping company providing worldwide seaborne transportation solutions in the dry bulk sector. Star Bulk's vessels transport major bulks, which include iron ore, coal and grain and minor bulks such as bauxite, fertilizers and steel products. Star Bulk was incorporated in the Marshall Islands on December 13, 2006 and is headquartered in Athens, Greece. Its common stock and warrants trade on the NASDAQ Global Market under the symbols "SBLK" and "SBLKW" respectively. Currently, Star Bulk has an operating fleet of twelve dry bulk carriers, plus definitive agreements to acquire one Capesize dry bulk carrier and sell its Panamax dry bulk carrier. The total fleet consists of four Capesize, one Panamax and eight Supramax dry bulk vessels with an average age of approximately 10 years and a combined cargo carrying capacity of 1,184,835 deadweight tons.

Forward-Looking Statements

The information in this press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements regarding: (1) the delivery and operation of assets of Star Bulk; (2) Star Bulk's future operating or financial results; (3) future, pending or recent acquisitions, business strategy, areas of possible expansion, and expected capital spending or operating expenses; (4) drybulk market trends, including charter rates and factors affecting vessel supply and demand; and (5) other statements identified by words such as "anticipate," "believe," "plan," "estimate," "expect," "intend," "should," "may," or words of similar meaning.

Such forward-looking statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, Star Bulk's examination of historical operating trends, data contained in their records and other data available from third parties. Although Star Bulk believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, Star Bulk cannot assure you that Star Bulk will achieve or accomplish these expectations, beliefs or projections. Important factors that could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of a seller to deliver one or more vessels, the strength of world economies and currencies, general market conditions, including changes in charterhire rates and vessel values, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydocking, changes in Star Bulk's operating expenses, including bunker prices, dry-docking and insurance costs, or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists. Additional factors that could cause Star Bulk's results to differ materially from those described in the forward-looking statements can be found in Star Bulk's Registration Statement on Form F-1/F-4 and reports on Form 6-K filed with the Securities and Exchange Commission (the "SEC") and available at the SEC's Internet site (http://www.sec.gov). The information set forth herein speaks only as of the date hereof, and Star Bulk disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.

Company:
George Syllantavos

CFO

Star Bulk Carriers Corp.
7 Fragoklisias Str.
Maroussi 15125
Athens, Greece
www.starbulk.com

E-mail: ir@starbulk.com

Investor Relations / Financial Media:
Nicolas Bornozis
President
Capital Link, Inc.
230 Park Avenue, Suite 1536
New York, NY 10169
Tel. (212) 661-7566
E-mail: starbulk@capitallink.com

www.capitallink.com

STAR BULK CARRIERS CORP.

(Registrant)

Dated September 09, 2008

By:

/s/ PROKOPIOS TSIRIGAKIS

Name: Prokopios Tsirigakis

Title: Chief Executive Officer and President